EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	70
Omnicom Capital Inc.	Connecticut	100%	1	5
Omnicom Europe Limited	United Kingdom	100%	4	457
Omnicom Finance Holdings plc	United Kingdom	100%	—	2
Omnicom Capital Holdings plc	United Kingdom	100%	—	5
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	32
BBDO Worldwide Inc.	New York	100%	24	146
DDB Worldwide Communications Group LLC	New York	100%	9	33
TBWA Worldwide Inc.	New York	100%	5	13
DAS Holdings Inc.	Delaware	100%	50	6
Omnicom Media Group Holdings Inc.	Delaware	100%	20	8